PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

SEC [barcode] MMISSION

05039248

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH., D.C. 202

SEC FILE NUMBER
8-51850

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LiquidPoint, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Saliba — 312.986.2006
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Anthony Saliba, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of LiquidPoint, LLC, as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

25th day of February 2005

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-28-2006

Signature

Manager
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
LiquidPoint, LLC

We have audited the accompanying statement of financial condition of LiquidPoint, LLC as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LiquidPoint, LLC as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 25, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

LiquidPoint, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$	487,873
Receivable from clearing brokers		116,073
Accounts receivable		829,968
Securities owned		80,986
Furnishings, equipment and leasehold improvements		482,387
Prepaid fees to affiliates		861,770
Other assets		4,552
Total assets	$	2,863,609

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	209,132
Accrued income participation		232,636
Deferred income		412,500
Total liabilities		854,268
Members' equity		2,009,341
Total liabilities and members' equity	$	2,863,609

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Business—LiquidPoint, LLC (formerly STC, L.L.C., d/b/a LiquidPoint, LLC) (the "Company") is a registered broker-dealer that provides to other broker-dealers options execution and brokerage services on all major U.S. options exchanges. The Company also licenses software and provides services that facilitate options trading.

Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities—Securities owned and sold, not yet purchased are valued at fair market value.

Income Recognition—Securities transactions and the related brokerage revenue and expenses are recorded on trade date. Up-front license fees are recognized as income upon execution of the agreement, and interaction fees are recognized on trade date.

Depreciation and Amortization—Furnishings and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term.

Membership Unit-Based Compensation—The Company accounts for employee member unit options in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"). Under APB 25, compensation expense is based on the excess of the fair value of the Company's units over the exercise price, if any, on the date of grant. In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 Revised "Share-Based Payment" ("SFAS 123R") which requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. This statement is effective as of the beginning of the first annual reporting period that begins after December 15, 2005. The adoption of SFAS 123R is not expected to have a material impact on the Company's financial position or results of operations.

Cash Equivalents—Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less at date of acquisition that are not held for sale in the ordinary course of business.

Income Taxes—The Company is treated as a partnership for federal income tax purposes. Consequently, the Company does not pay federal income taxes on its earnings. Members are taxed individually on their respective shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the provisions of the operating agreement.

Note 2 Securities Owned

Securities owned consist of:

Equities	$ 77,726
Equity options	3,260
	$ 80,986

Note 3 Furnishings, Equipment and Leasehold Improvements

Furnishings, equipment and leasehold improvements at December 31, 2004 consist of:

Furnishings and equipment	$ 852,208
Leasehold improvements	1,481,395
	2,333,603
Accumulated depreciation and amortization	(1,851,216)
	$ 482,387

Note 4 Members' Equity

Pursuant to the Company's operating agreement, the Company allocates profits and losses to its members based on their respective ownership percentages. In the event an additional member or members are admitted to the Company, the membership percentages shall be determined by the Manager. The Manager has the right to determine, in his sole discretion, the contribution to be made by a member for its percentage interest. Distributions are determined by the Manager and are distributed based on each member's ownership percentage at the time the distributions are made.

Members may not transfer any of their membership interests, except as set forth in the operating agreement or written consent of the Manager. Upon written request received 90 days prior to the end of a calendar month, members may redeem their interests based on the value at the close of business on the last business day of any calendar month. Payments for redemptions are paid in two equal installments. The first installment is paid 30 days after the redemption date and the second installment is paid 60 days after the redemption date. Members may not redeem their interest within the first twelve months of becoming a member of the Company.

Note 5 Unit Purchase Program

The Company has an employee incentive ownership program (the "Program") under which options to purchase units of nonvoting member ownership interests in the Company may be granted. The total number of units that may be granted pursuant to the Program shall not exceed 10 percent of the total units in the Company.

The Manager of the Company has the sole discretion to determine, authorize, and designate those employees of the Company who are eligible to participate in, and receive options to purchase units, establish the date of eligibility, and determine the number of units and the terms thereof. The Manager also has sole discretion to determine the dates on which the units will vest and the strike price of the units granted under the Program.

Note 5 Unit Purchase Program, *Continued*

All units scheduled to vest on the next vesting date will automatically vest upon death or disability. Upon termination for other than cause, death, or disability, a pro rata portion of units scheduled to vest will vest on the next vesting date. Except for units vesting on the next vesting date, the right to receive units on any subsequent vesting dates will automatically terminate upon termination, death, or disability.

At December 31, 2004, the Program has 3,321,950 units available. A summary of the outstanding units is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding	798,668	$ 0.01
Units exercisable	109,998	0.01

The Company accounts for employee member unit options in accordance with APB 25. However, Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," ("SFAS 123") requires pro forma disclosures for the effect on net income as if the fair value based method of accounting provided for under SFAS 123 has been adopted. The Black-Scholes option-pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are transferable. The Company's unit options have characteristics significantly different from those of traded options; therefore, the Black-Scholes option-pricing model may not provide a reliable measure of the Company's options. Accordingly, such disclosures are determined through the use of management's estimates that take into account the unit's value, exercise price at the grant date, and restrictions upon transferability.

Based on management's estimate, the weighted average fair value at the date of grant for options granted during the year ended December 31, 2004 was $0.05.

The pro forma effect of recognizing compensation expense under SFAS 123 would have decreased members' equity by approximately $109,000.

Note 6 Employee Benefit Plan

The Company has a 401(k) plan covering all eligible employees, as defined by the plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit sharing contributions to the plan. The Company also makes a nonelective contribution equal to 3 percent of compensation during each plan year.

Note 7 Seat Leases

Exchange membership seats are leased by the Company on a month-to-month basis at variable negotiated rates.

Note 8 Commitments

The Company leases office space under an operating lease that expires September 2010. At December 31, 2004, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows.

2005	$ 81,228
2006	75,277
2007	77,545
2008	79,855
2009	82,235
Thereafter	63,045
	$ 459,185

Note 9 Related-Party Transactions

Under various agreements with affiliates under common ownership, the Company pays routing, licensing and exclusivity fees to these affiliates. At December 31, 2004, approximately $818,000 of these fees have been prepaid.

Under an agreement with another broker-dealer, the Company receives monthly payments of $100,000 for marketing and technology solutions. The Company also receives execution services, brokerage and clearing services from this broker-dealer. In addition, under this agreement, the broker-dealer was granted a 5 percent ownership interest in the Company, and is paid an income participation with $232,636 payable at December 31, 2004. Under certain circumstances, the Company may modify or terminate the agreement.

Note 10 Buy-Out Options

In April 2004, the Company amended a call option for the Company's ownership previously granted to a customer. The call option has an exercise price of $7,500,000 and expires January 8, 2006, unless there is a prior merger or sale, for which notice must be provided. In connection with that amendment, the customer agreed to pay additional licensing and technology fees of $175,000 monthly for one year.

In October 2004, the Company signed a letter of intent with another customer to negotiate exclusively to sell a call option for the purchase of the Company and affiliated entities. In connection with this agreement, the customer paid an upfront licensing fee of $1,400,000.

Note 11 Financial Instruments with Off-Balance-Sheet Risk

The Company in connection with its proprietary trading activities, enters into transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments, such as financial futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of Credit Risk—The receivable from clearing brokers represents a concentration of credit risk resulting from the Company's brokerage activity. Also, the Company maintains cash and cash equivalents in a bank account that, at times, may exceed federally insured limits. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each counterparty with which it conducts business.

Note 12 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2004, the Company had net capital and net capital requirements of approximately $308,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash distributions.

Note 13 Subsequent Event

Effective January 1, 2005, a company affiliated through common ownership was merged into the Company.